UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 27, 2022

METHANEX INCREASES ITS EXISTING SHARE REPURCHASE PROGRAM TO 10% OF PUBLIC FLOAT

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that its Board of Directors has approved an amendment to its existing Normal Course Issuer Bid originally announced on September 16, 2021 (the “Bid”) which increases the number of common shares (“Shares”) that may be purchased under the Bid from 3,810,464 to 6,094,171, representing 10 percent of the public float at the time of the announcement of the Bid, and the maximum number of common shares that may be purchased under the Bid.

To date, the Company has repurchased 3,810,464 Shares under the Bid at a weighted average purchase price of US$47.83 per share. Commencing May 2, 2022, the remaining shares under the amended Bid may be purchased on the open market through the Toronto Stock Exchange (the “TSX”) up to and including September 23, 2022. The Company has received TSX approval of the amended Bid. No other terms of the Bid have been amended.

John Floren, President and CEO of Methanex commented, “Our announcement of the increase to the existing share purchase program builds on our long track record of returning excess cash to shareholders. Our strong financial position and a continuing robust methanol price environment enable us to generate meaningful cash flow to maintain our business, fund the remaining capital costs for our Geismar 3 project and return excess cash to shareholders.”

Purchases will be made from time to time at the then current market price of the Shares and all Shares purchased will be cancelled. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 59,787 common shares, representing 25 percent of the Company's average daily trading volume on the TSX for the six-month period ended on August 31, 2021. The Company will enter into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Select Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING
This press release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word "will" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:
•Methanex’s expected cash flows, cash balances, earnings capability, debt levels and share price,
•Methanex’s financial strength and ability to meet future financial commitments, and
•Methanex's shareholder distribution strategy and expected distributions to shareholders.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•operating rates of our facilities,
•operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the expected timing and capital cost of our Geismar 3 Project, and
•global and regional economic activity (including industrial production levels) and GDP growth.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those associated with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future growth opportunities,
•the ability to successfully carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•world-wide economic conditions, and
•other risks described in our 2021 Annual Management's Discussion and Analysis and our First Quarter 2022 Management's Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:

Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 27, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary